

March 20, 2013

<u>Via E-mail</u>
Mi Ok Cho
Chief Executive Officer
Enviro Cleanse Inc.
1516 Tropicana Ave, Suite 155
Las Vegas, NE 89119

> **Re: Enviro Cleanse Inc.**
> **Amendment No.8 to Registration Statement on Form S-1**
> **Filed March 15, 2013**
> **File No. 333-182808**

Dear Ms. Cho:

We have reviewed your registration statement and have the following comments.

<u>General</u>

1.   It is unclear why you filed a pre-effective amendment to the registration statement which does not indicate the correct amendment number and it is dated more than two weeks prior to the March 15, 2013 filing date. Please note that the date of the prospectus should correspond with the approximate date of the proposed sale of securities to the public, and that an amendment to a pre-effective registration statement must be executed "before or at the time the filing is made." Refer to Securities Act Rule 471(b). Please file a recently dated pre-effective amendment No.9. In addition, please re-file your acceleration request which should indicate the registration statement filing number (i.e., File No.333-182808) and, depending on the time of the filing of pre-effective amendment No.9, request acceleration of effectiveness for a date after March 19, 2013.

2.   Please provide a currently dated consent from your auditors as an exhibit to the Form S-1. Refer to Item 601(b)(23) of Regulation S-K.

You may contact Nudrat Salik, Staff Accountant at (202) 551-3692 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s Craig Slivka, for

Pamela Long
Assistant Director